United States Securities and Exchange Commission
Washington, D.C. 20549
File No. 812-13504

In the matter of: OOK, Inc.; TXF Funds, Inc.; OOK Advisors, LLC; and ALPS Distributors, Inc.	) ) ) ) ) )

Sixth Amended and Restated Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.
All communications and orders to:
OOK, Inc.
Attn: Gary Pinkston
One Leadership Square, Suite 200
211 North Robinson
Oklahoma City, OK 73102
TXF Funds, Inc.
Attn: Gary Pinkston
One Leadership Square, Suite 200
211 N. Robinson
Oklahoma City, OK 73102
OOK Advisors, LLC
Attn: Gary Pinkston
One Leadership Square, Suite 200
211 North Robinson
Oklahoma City, OK 73102
ALPS Distributors, Inc.
Attn: Tané T. Tyler
1290 Broadway, Suite 1100
Denver, Colorado 80203
with a copy to:
David Ketelsleger
McAfee & Taft A Professional Corporation
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102
As filed with the Securities and Exchange Commission on August 25, 2009
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I. Introduction
A.	Summary of Application
          In this Sixth Amended and Restated Application dated August 25, 2009 (the “Application”), the undersigned applicants (the “Applicants”) apply for and request an order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). The requested Order would permit, among other things:

•	The shares of OOK, Inc. and TXF Large Companies ETF, which is the initial fund of TXF Funds, Inc. (collectively with OOK, Inc., the “Initial Funds”) and any other future funds in the series of funds offered by TXF Funds, Inc. or any future registered open-end investment company and its series of funds, advised by OOK Advisors, LLC (the “Advisor”) or an entity controlling, controlled by, or under common control with the Advisor, that operate pursuant to the terms and conditions stated in this application (a “Future Fund,” and together with the Initial Funds, each a “Fund” and collectively the “Funds”), to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Fund Shares”) to be redeemable in large aggregations only;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the “in-kind” purchase and redemption of Fund Shares;

•	Management investment companies and unit investment trusts to acquire Fund Shares beyond the limits of Section 12(d)(1)(A) of the Act; and

•	The Funds and/or a broker-dealer registered under the Securities Exchange
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Act of 1934, as amended (the “Exchange Act”) to sell Fund Shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
          Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of the Funds, and the proposed transactions are consistent with the general purposes of the Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J), the requested exemption is consistent with the public interest and the protection of investors.
          All parties that currently intend to rely on the requested order are named Applicants. Any other party that relies on the order in the future will comply with the terms and conditions of this Application.
B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission
          The relief requested in this Application is substantially identical to the relief granted by the Securities and Exchange Commission (“Commission”) to other open-end management companies, including Power Shares Exchange-Traded Fund Trust and First Trust Exchange-Traded Fund1 pursuant to their respective applications for exemptive relief. The Commission issued orders granting all such applications.2 The relief requested herein from the

[1]	See the applications of: Power Shares Exchange-Traded Fund Trust (“Power Shares”) (File No. 812-13335), filed with the Commission on October 19, 2006, as amended (the “Power Shares Application”) and First Trust Exchange-Traded Fund (“First Trust”) (File No. 812-13000), filed with the Commission on August 12, 2003, as amended (the “First Trust Application”), each pursuant to Section 6(c) of the Act requesting exemptions under Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the Act, and Rule 22c-1, and pursuant to Section 17(b) of the Act from the provisions of Section 17(a).

[2]	See: In the Matter of Power Shares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27811 (April 30, 2007) (notice) and 27841 (May 25, 2007) (order); In the Matter of First Trust Exchange-Traded Fund et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order), respectively.
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application of Section 12(d)(1) is also substantially similar to that previously granted by the Commission.3 The term “Prior ETF Orders” is used herein when referring to all of the aforementioned orders granting relief in respect of exchange-traded shares issued by their investment companies (“ETFs”).
          No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
II.	Background
A.	General
          Each of OOK, Inc. and TXF Funds, Inc. is an open-end management investment company organized as a corporation under the laws of the State of Maryland. OOK, Inc. seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the SPADE® Oklahoma Index. TXF Large Companies ETF, the initial fund of TXF Funds, Inc., seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of the SPADE® Texas Index. Each of OOK, Inc. and TXF Funds, Inc. has filed a registration statement on Form N-1A with the Commission in respect of its Fund Shares. The Initial Funds and any Future Fund will issue, on a continuous offering basis, Fund Shares in one or more groups of fifty thousand (50,000) Fund Shares (such group of individual Fund Shares, a “Creation Unit Aggregation”). Applicants expect that the price of a Creation Unit Aggregation of the Initial Funds will fall in the range of $1,000,000 to $2,000,000. Applicants expect that Creation Unit Aggregations of any Future Fund will be similarly priced. Fund Shares will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a market maker or specialist and maintain a market for Fund Shares (each a “Market Maker”).
          Fund Shares will not be individually redeemable; only Fund Shares combined into Creation Unit Aggregations will be redeemable. Creation Unit Aggregations will not be listed or traded. Applicants intend that the initial NAV of the Fund Shares be established at a level convenient for trading purposes as discussed above.

[3]	See the orders of: In the Matter of the TIGERS Revenue Trust, et al., Investment Company Act Release No. 28151 (the “TIGERS Order”); In the Matter of PADCO Advisers, Inc., et al., Investment Company Act Release No. 24722 (Oct. 31, 2000) (the “PADCO Advisers, Inc. Order”).
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          Applicants believe that the Funds must offer securities that will be available on an “open-end” basis (e.g., continuously offered) and provide ready redeemability for investors presenting one or more Creation Unit Aggregations for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise most responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Unit Aggregations shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate securities held by the Funds (“Portfolio Securities”) to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Unit Aggregations and should permit closer tracking of each Fund to its benchmark domestic equity securities index (“Underlying Index”).
          In conclusion, Applicants believe that the open-end management investment company structure proposed herein will offer appropriate correlation to a Fund’s Underlying Index through the use of representative sampling techniques and the pricing discipline resulting from arbitrage relationships associated with continuous offering and redeemability features.
B.	The Initial Funds
          As discussed above, each of the OOK, Inc. and TXF Funds, Inc. (i) has been established under the laws of Maryland as a corporation and (ii) is registered under the Act with the Commission as an open-end management investment company and will offer and sell its Fund Shares pursuant to a registration statement on Form N-lA that has been filed under the Securities Act of 1933, as amended (the “Securities Act”) and the Act.
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C.	The Advisor and any Sub-Advisor
          The Advisor will be the investment advisor to the Initial Funds and the Advisor, or an entity controlling, controlled by or under common control with the Advisor will be the investment advisor to Future Funds. The Advisor is an Oklahoma limited liability company, with its principal office located at One Leadership Square, Suite 200, 211 North Robinson, Oklahoma City, OK 73102. The Advisor is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Advisor may enter into a sub-advisory agreement with one or more additional investment advisers to act as sub-advisors (“Sub-Advisors”) with respect to one or more Funds. Any Sub-Advisor will be registered under the Advisers Act. The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract.
D.	The Distributor
          ALPS Distributors, Inc. (the “Distributor”) is a broker-dealer registered under the Exchange Act and will act as distributor and underwriter of the Creation Unit Aggregations of Fund Shares.
E.	Additional Information About the Initial Funds and any Future Fund
          The index provider for the Initial Funds’ Underlying Indexes is ISBC LLC, sometimes referred to as ISBC/SPADE® Indexes.4 OOK, Inc. will be entitled to use the SPADE® Oklahoma Index pursuant to a licensing agreement with ISBC LLC. TXF Funds, Inc. will be entitled to use the SPADE® Texas Index pursuant to a licensing agreement with ISBC LLC. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Funds, the Advisor, any promoter of the Funds, any Sub-Advisor or the Distributor.
          Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

[4]	Additional information about ISBC LLC and the Initial Funds’ Underlying Indexes is available in Appendices A, B and C. Any entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, the Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation of the return of component securities in advance of a public announcement of such changes by the Index Provider.
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F.	Capital Structure and Voting Rights; Book-Entry
          Shareholders of each Fund will have one vote per Fund Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and corporate law applicable to Maryland.
          Fund Shares will be registered in book-entry form only and no Fund will issue individual Fund Share certificates. The Depository Trust Company, New York, New York, a limited-purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Fund Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Fund Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from a Fund to its Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.
G.	Investment Objective
          The respective investment objective of each Fund will be to seek to track the performance, before fees and expenses, of a domestic equity securities index. At least 90 percent of each Fund’s assets will be invested in the component securities (“Component Securities”) of its Underlying Index.
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The investment objective of OOK, Inc. is to seek to track the performance, before fees and expenses, of the SPADE® Oklahoma Index. OOK, Inc. will invest at least 90 percent of its assets in the common stocks of companies in the SPADE® Oklahoma Index. The investment objective of TXF Large Companies ETF, the Initial Fund of TXF Funds, Inc., is to seek to track the performance, before fees and expenses, of the SPADE® Texas Index. TXF Large Companies ETF will invest at least 90 percent of its assets in the common stocks of companies in the SPADE® Texas Index. The Advisor will use a passive, or indexing, approach in managing the Funds.
          A Fund may invest up to 10 percent of its assets in cash and cash equivalents, such as money market instruments or other types of investments (subject to applicable limitations of the Act) not included in its Underlying Index but which the Advisor or any Sub-Advisor believes will help the Fund tract its Underlying Index. A Fund will utilize either a “replication strategy” or “representative sampling” as described below, which will be disclosed with regard to each Fund in its prospectus (“Prospectus”).5 A Fund using a replication strategy will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling will hold some but not necessarily all of the Component Securities in its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with the changes in the composition of the Underlying Index or to maintain RIC compliance. Applicants expect that the returns of each Fund will have an annual tracking error of less than 5 percent relative to the performance of its Underlying Index.
          As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy or a representative sampling strategy. A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it

[5]	All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

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believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Advisor or any Sub-Advisor utilizing quantitative analytical procedures deemed appropriate by the Advisor. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Advisor’s or any Sub-Advisor’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Stocks are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Advisor and any Sub-Advisor may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.
H.	Sale of Fund Shares
1.	General
          Each Fund will offer, issue and sell Fund Shares to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the Exchange on which the Fund Shares are listed (ordinarily 4:00 p.m. Eastern Time (“ET”)) (the “Closing Time”) on each day that the Exchange is open. Each Fund will sell and redeem Creation Unit Aggregations only on a “Business Day,” which is defined as any day that Funds are required to be open under Section 22(e) of the Act.
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          In order to keep costs low and permit each Fund to be as fully invested as possible, Fund Shares generally will be purchased in Creation Unit Aggregations in exchange for the “in-kind” deposit by the purchaser of a portfolio of securities designated by the Advisor or the Sub-Advisor to correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index (the “Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below. Likewise, for such reasons and to minimize liquidity problems, redemptions of Creation Unit Aggregations generally will be made by the Funds through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in the manner more fully described below.6 Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with creations of Creation Unit Aggregations for the same day. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses. Personnel of the Advisor or any Sub-Advisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in the “basket” of Fund Securities to other personnel within the Advisor, any Sub-Advisor or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”). These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively managed accounts of the Advisor or any Sub-Advisor.
          Over time, the Advisor or Sub-Advisor may conclude that operating on an exclusively “in-kind” basis for a Fund may present operational problems for the Fund. Therefore,

[6]	The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the securities held by the Fund. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A, including satisfying redemptions with such rule 144A eligible restricted Fund Securities. The statement of additional information (“SAI”) for each Fund will also state that “An Authorized Participant that is not a qualified institutional buyer will not be able to receive Fund Securities that are restricted securities eligible for resale under rule 144A.”

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a Fund may, in its discretion, under certain circumstances, permit an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted or required because one or more Deposit Securities may be unavailable, may not be available in the quantity needed to make a Portfolio Deposit, or may not be eligible for trading by an Authorized Participant (defined below) (or the investor on whose behalf the Authorized Participant is acting). In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that Fund Shares may be purchased in Creation Unit Aggregations on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Unit Aggregations, to the extent made at all in the future, would be made if a Fund and the Advisor or Sub-Advisor believed such method would reduce the Fund’s transaction costs or would enhance the Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s portfolio is required, the Advisor or Sub-Advisor might prefer to receive “cash-only” rather than “in-kind” securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive “in-kind” securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Unit Aggregations in cash.
          Transaction expenses, including operational, processing and brokerage costs, will be incurred by each Fund when investors purchase or redeem Creation Unit Aggregations “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Unit Aggregations, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind”
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purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities.
          The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in each Fund’s Prospectus.
          Each individual Fund Share is issued by a Fund and, accordingly, the acquisition of any Fund Shares by an investment company, whether acquired from a Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in a Fund’s Prospectus.
          All orders to purchase Fund Shares in Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant” which is either: (l) a “Participating Party” (i.e., a broker-dealer or other participant in the Continuous Net Settlement System of NSCC, a clearing agency registered with the Commission, or (2) a DTC Participant, which in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting the orders to a Fund and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Fund Shares in Creation Unit Aggregations, upon delivery of the requisite Deposit Securities and cash balancing payment or “cash-in-lieu” amount, each as described below, the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Fund Shares to the book-
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entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering a Fund’s Prospectus to those persons purchasing Fund Shares in Creation Unit Aggregations and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to a Fund to implement the delivery of Fund Shares.
          2. Payment Requirements for Creation Unit Aggregations
          Payment with respect to Creation Unit Aggregations placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above) together with an amount of cash specified by the Advisor or Sub-Advisor in the manner described below (the “Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit”. The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit Aggregation) of the Fund and (2) the total aggregate market value (per Creation Unit Aggregation) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit Aggregation and that of the Deposit Amount.
          The Advisor or the Sub-Advisor will make available on each Business Day, prior to the opening of trading on the Exchange (currently 9:30 a.m. ET), the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for each Fund (the “Creation List”) along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Unit Aggregations of the Fund until such time as the next-announced Portfolio Deposit composition is made available.
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          The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Advisor or Sub-Advisor with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the Underlying Index. The adjustments described above will reflect changes, known to the Advisor or Sub-Advisor by the time of determination of the Deposit Securities, in the composition of the Underlying Index, or resulting from stock splits and other corporate actions.
          In addition, each Fund reserves the right with respect to the Fund to permit the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the Fund upon the purchase of Fund Shares in Creation Unit Aggregations, or (2) may not be eligible for trading by any Authorized Participant or the investor on whose behalf the Authorized Participant is acting. In order for a Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that Fund Shares may be purchased in Creation Unit Aggregations on a cash-only basis. The decision to permit cash-only purchases of Creation Unit Aggregations, to the extent made at all in the future, would be made if a Fund and the Advisor believed such method would substantially minimize the Fund’s transactional costs or would enhance the Fund’s operational efficiencies. For example, on days when a substantial rebalancing of a Fund’s portfolio is required, the Advisor might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Unit Aggregations in cash. In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise
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be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by a Fund and will affect the value of all Fund Shares, hence the Advisor or Sub-Advisor may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in above.
          Creation Unit Aggregations may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.
3.	Placement and Acceptance of Creation Unit Aggregation Purchase Orders
          To initiate an order for a Creation Unit Aggregation of a Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (the “Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time is currently 4:00 p.m. ET for purchases of Fund Shares. In the case of custom orders,7 the order must be received by the Distributor no later than 3:00 p.m. ET.
          The custodian of each Fund shall cause the sub-custodian(s) of such Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund. Following the notice of intention, an irrevocable order to purchase Creation Unit Aggregations, in the form

[7]	A custom order may be placed by an Authorized Participant in the event that a Fund permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

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required by a Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the date such request is submitted.
          The Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to a Fund, immediately available or same-day funds estimated by the Fund to be sufficient to pay the Balancing Amount next determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the Creation Unit Aggregation.
          Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time, and (ii) arrangements satisfactory to a Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Advisor and Sub-Advisor) to reject any not submitted in proper form. The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders.
          A Creation Unit Aggregation of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit a Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities
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and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
I.	Pricing
          The price of Fund Shares trading on an Exchange will be based on a current bid/offer market. The price of Fund Shares of each Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Fund. In addition, Fund Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV nor the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of the Fund Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Fund Shares in the secondary market will be subject to customary brokerage commissions and charges.
J.	Redemption
          Beneficial Owners of Fund Shares may sell their Fund Shares in the secondary market, but must accumulate enough Fund Shares to constitute a Creation Unit Aggregation in order to redeem through a Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Unit Aggregations will be redeemable at their NAV per Fund Share next determined after receipt of a request for redemption by a Fund. Each Fund has, pursuant to its organizational documents, the right to make redemption payments in respect of the Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit Aggregation basis equals the NAV times the appropriate number of Fund Shares. Applicants currently contemplate that Creation Unit Aggregations of each Fund will be redeemed principally “in-kind” (together with a balancing cash payment), as described below, except in certain circumstances, discussed below, in which Creation Unit Aggregations may be redeemed in exchange for cash.
Page 17 of 64 sequentially numbered pages.

          Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.
          Subject to the foregoing, Creation Unit Aggregations of each Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) and Fund Securities in effect on the date a request for redemption is made.8
          The Advisor or any Sub-Advisor will publish daily the list of Fund Securities which a redeemer will receive from a Fund (the “Redemption List”).9 In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify Fund Securities currently held in a Fund’s portfolio and the Creation List will identify securities to be added to the portfolio.10 The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Fund Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the Fund. A Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeemer if the Fund determines, in its discretion,

[8]	In the event a Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Fund may be terminated either by a majority vote of the board of directors of the fund (the “Board”) or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board has the unrestricted power to alter the number of Fund Shares in a Creation Unit Aggregation. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Fund Shares to be individually redeemable. In such circumstances, a Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

[9]	The Advisor and the Distributor each has adopted a Code of Ethics as required under Rule 17j-l of the Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Advisor and the Distributor have also adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed, taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information. Similarly, any Sub-Advisor will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.
Page 18 of 64 sequentially numbered pages.

that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.
          To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit Aggregation to be redeemed to the Distributor, 30 minutes prior to the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Fund Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to purchase the missing Fund Shares or acquire the Fund Securities and the Balancing Amount underlying such Fund Shares, and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Fund Shares, Fund Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
          A redemption request will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit Aggregation of Fund Shares through the book-entry system of DTC on or before contractual settlement of the redemption request.

[10]	Such differences would occur only under limited circumstances, such as during periods of change in the composition of an Underlying Index.

Page 19 of 64 sequentially numbered pages.

K.	Dividend Reinvestment Service
          The Initial Funds and any Future Fund will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers.
L.	Shareholder Transaction and Distribution Expenses
          No sales charges for purchases of Creation Unit Aggregations of Fund Shares of any Fund are contemplated. As indicated above each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Unit Aggregations of its Fund Shares. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses. It is anticipated that each Fund will be authorized to implement a plan under Rule 12b-1 of the Act that permits payments of up to 25 basis points by the Fund, calculated on the average daily NAV of the Fund. Such plan, if implemented, will be disclosed in the Fund’s Prospectus.
M.	Shareholder Reports
          Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of the Fund’s distributions. Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Fund Shares, its annual report containing audited financial statements, as well as copies of annual and semi-annual shareholder reports.
Page 20 of 64 sequentially numbered pages.

N.	Availability of Information Regarding Fund Shares and the Underlying Index
          Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per outstanding Fund Share, will be made available. Each Fund’s NAV will be calculated and disseminated daily.
          The Funds’ administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to each Fund’s listing Exchange. The intraday indicative value (the “IIV”) which is an amount per Fund Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be disseminated every 15 seconds during the regular trading hours of the listing Exchange. The listing Exchange will not be involved in, or responsible for, the calculation of the IIV nor will it guarantee the accuracy or completeness of the IIV. The Funds will not be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy. The value of each Fund’s Underlying Index will be disseminated every 15 seconds through the trading day.11 Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities as well as information regarding the Balancing Amount. In addition, a website that will include each Fund’s Prospectus and SAI, information about the Funds and their Underlying Indices, the prior Business Day’s NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (the “Bid/Ask Price”) and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the Underlying Index and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Fund Shares. The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange on which the Fund Shares are listed for trading.

[11]	See, e.g., NYSE Arca Equities Rule 5.2(j)(3), Commentary .01.

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Each Fund’s listing Exchange also intends to disseminate a variety of data about the Fund on a daily basis such as Fund Shares outstanding and NAV.
          The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the listing Exchange, automated quotation systems, published or other public sources or on-line information services such as IDC, Bloomberg or Reuters.
          Information regarding market and prices and volume of Fund Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Fund Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of shares of other ETFs, that Fund Shares will be followed closely by stock market and mutual fund professionals as well as investment advisors, who will offer their analysis of why investors should purchase, hold, sell or avoid Fund Shares. In conclusion, Exchange listing of Fund Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.
O.	Sales and Marketing Materials; Prospectus Disclosure
          Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in each Fund’s Prospectus concerning the description of the Fund and the non-redeemability of Fund Shares, each Fund will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Fund with conventional mutual funds; (2) the term “open-end, diversified management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the front cover page of the Fund’s Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Fund Shares will be listed on a specified Exchange and will be individually non-redeemable; (4)
Page 22 of 64 sequentially numbered pages.

the Fund’s Prospectus will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund, and tender those Fund Shares for redemption to the Fund, in Creation Unit Aggregations only; and (5) the Fund’s Prospectus will clearly disclose that individual Fund Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Unit Aggregations will be in the SAI.
          Although each Fund will be classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “exchange-traded fund” or “ETF”. The designation of the Funds in all marketing materials will be limited to the terms “exchange-traded fund” or “ETF”, “investment company” and “fund” without reference to an “open-end fund” or a “mutual fund”, except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Fund Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund, or tender such Fund Shares for redemption to the Fund, in Creation Unit Aggregations only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares.
          Each Fund’s Prospectus will also state that, while Creation Unit Aggregations of Fund Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Fund Shares to redeem them in a Creation Unit Aggregation and will indicate the estimated cost of a Creation Unit Aggregation of the Fund based on the NAV of the Fund Shares as of a recent date and will refer to the SAI for details. After a Fund has traded for twelve months or more, the applicable Prospectus or SAI and any advertising or sales literature will provide supplementary
Page 23 of 64 sequentially numbered pages.

information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Fund Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.
          The primary disclosure documents with respect to the Fund Shares will be each Fund’s Prospectus. As with all investment company securities, the purchase of Fund Shares in Creation Unit Aggregations will be accompanied or preceded by a statutory prospectus. Each Fund’s Prospectus will make clear that Fund Shares may be bought from the Fund only in Creation Unit Aggregations and redeemed by the Fund only if tendered in Creation Unit Aggregations, and will contain an explanation of the procedures for purchasing and redeeming Creation Unit Aggregations in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Fund Shares to constitute a Creation Unit
Page 24 of 64 sequentially numbered pages.

Aggregation. Each Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Unit Aggregations from the Fund.
          In the event the Index Provider no longer calculates such Underlying Index, if the Underlying Index license is terminated for any reason or if the identity or the character of the Underlying Index is materially changed, the Board will engage a replacement Index Provider meeting the requirements described in this Application, or should it prove impracticable to engage a replacement Index Provider, take whatever action is deemed to be in the best interests of the Fund. The Board’s actions will be disclosed to current and potential shareholders in periodic fund reports and in a stickered or revised Prospectus.
Page 25 of 64 sequentially numbered pages.

          ALPS Distributors, Inc., in its capacity as principal underwriter and Distributor, will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Fund Shares, as necessary. Each Fund will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders.
          The above policies and format will also be followed in all reports to shareholders.
P.	Procedure by Which Fund Shares Will Reach Investors; Disclosure Documents
          Based on the experience of prior ETFs and discussions with the Advisor, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Unit Aggregations. One is the institutional investor that desires to keep a portion of its portfolio indexed to certain segments of the market and that finds Fund Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Unit Aggregations to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Fund Shares on an Exchange versus the aggregate value of the Portfolio Securities held by the Fund. The Applicants do not expect that arbitrageurs will hold positions in Fund Shares for any length of time unless the positions are appropriately hedged. The Applicants believe that arbitrageurs will purchase or redeem Creation Unit Aggregations in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as
Page 26 of 64 sequentially numbered pages.

well as keep the market price of Fund Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Fund Shares, may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations of Fund Shares in connection with its (their) market-making activities.
          In the above examples, those who purchase Fund Shares in Creation Unit Aggregations may hold the Fund Shares or may, at the time of purchase or at a later time, sell the Fund Shares into the secondary market. The Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and “retail” investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Fund Shares in Creation Unit Aggregations which should ensure that Fund Shares will not trade at a material discount or premium to their NAV.
          Each Fund’s Prospectus will indicate that the proposed method by which Fund Shares will be purchased and traded may raise certain issues under applicable securities laws. As described above, Fund Shares in Creation Unit Aggregations will be offered continuously to the public. Because Fund Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in a Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Unit Aggregations after placing an order with the Distributor, breaks them down into the constituent Fund Shares, and sells such Fund Shares directly to customers, or if it chooses to couple the purchase of a supply of the Fund Shares with an active selling effort involving solicitation of
Page 27 of 64 sequentially numbered pages.

secondary market demand for Fund Shares. The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.
          Each Fund’s Prospectus will also state that dealers who are not “underwriters”, but are participating in a distribution (as contrasted to ordinary secondary market trading transactions), and thus dealing with Fund Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.12
          The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of each Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver a Fund’s Prospectus and SAI to the listing Exchange, where they will be available for review by investors.
III. In Support of the Application
          Applicants seek an order from the Commission permitting: (1) Fund Shares of the Initial Funds and any Future Fund to trade on an Exchange at negotiated market prices rather than at NAV; (2) Fund Shares of each Fund to be redeemable in large aggregations only; (3) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the “in-kind” purchase and redemption of Fund Shares, all as more fully set

[12]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Fund Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Fund Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Fund Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that a Fund’s Prospectus and SAI are available at such Exchange upon request. Each Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.
Page 28 of 64 sequentially numbered pages.

forth below; (4) management investment companies and unit investment trusts to acquire Fund Shares beyond the limits of Section 12(d)(1)(A) of the Act; and (5) the Funds and/or a broker-dealer registered under the Exchange Act to sell Fund Shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
          Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of ... [the Act].”
Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.
          Applicants believe that Fund Shares afford significant benefits in the public interest. Among other benefits, availability of Fund Shares would provide: (1) increased investment opportunities which should encourage diversified investment; (2) in the case of individual tradable Fund Shares, a low-cost basket of domestic equity securities that can be traded throughout the day at prices that reflect minute-by-minute conditions other than end of day prices; (3) investors with an opportunity to diversify their portfolios by purchasing domestic equity securities at a low cost and with significantly lower transaction costs than if they purchased individual stocks or mutual funds with similar objectives; (4) a security that should be freely available in response to market demand; and (5) a more tax efficient investment vehicle than most
Page 29 of 64 sequentially numbered pages.

traditional mutual funds or closed-end funds. As such, Applicants believe the Fund Shares are appropriate for exemptive relief under Section 6(c) and Section 12(d)(1)(J).
          With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned ... and the proposed transaction is consistent with the general purposes of [the Act].”
          The sale and redemption of Creation Unit Aggregations of each Fund will be on the same terms for all investors in such Fund, whether or not such investor is an affiliate. In each case, Creation Unit Aggregations are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions will be consistent with each Fund’s policy herein, and are consistent with the general purposes of the Act.
          Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in Prior ETF Orders.
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IV. Request for Order
A.	Exemption from the Provisions of Sections 5(a)(1) and 2(a)(32)
          Section 5(a)(l) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer ... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”
          Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets. The unusual aspect of such Fund Shares, however, is that the terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual Fund Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable Creation Unit Aggregations of a Fund can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Fund Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund, as a registered open-end management investment company, to issue individual Fund Shares that are redeemable only in Creation Unit Aggregations as described herein.
          Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act. Owners of Fund Shares may purchase the requisite number of Fund Shares
Page 31 of 64 sequentially numbered pages.

and tender the resulting Creation Unit Aggregation for redemption. Moreover, listing on an Exchange will afford all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Unit Aggregations may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Unit Aggregations on the secondary market and the price of the individual Fund Shares of a Creation Unit Aggregation, taken together, should not vary substantially from the NAV of Creation Unit Aggregations.
          Moreover, Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(l), would be applicable to each Fund.
          Applicants believe that exempting the Funds to permit them, as a registered open-end investment companies, to issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.
B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1
          Section 22(d) of the Act provides in part, that:
     “no registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through any underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.”
     Rule 22c-1 provides that:
     “no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”
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          Fund Shares will be listed on an Exchange and the Market Maker will maintain a market for such Fund Shares. Secondary market transactions in Fund Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Fund Shares will trade on and away from13 the Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Fund Shares of each Fund will not, therefore, be accomplished at an offering price described in a Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-l .
          Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-l with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).
          The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Fund Shares. Secondary market transactions in Fund Shares would not cause dilution for owners of such Fund Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Fund Shares should not

[13]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Fund Shares through the facilities of an Exchange.
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create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.
          With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Fund Shares either by purchasing them on the Exchange or by creating a Creation Unit Aggregation; therefore, no dealer should have an advantage over any other dealer in the sale of such Fund Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Fund Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Fund Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Fund Shares to constitute a Creation Unit Aggregation in order to redeem such Fund Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow.
          On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Fund Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.
Page 34 of 64 sequentially numbered pages.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
          The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons of the Funds, or affiliated persons of affiliated persons (“second tier affiliates”), to effectuate purchases and redemptions “in-kind.”
          Section 17(a)(1) of the Act makes it unlawful
     “... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal ... knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”
          Section 17(a)(2) of the Act makes it unlawful
     “... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal ... knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”
          An “affiliated person” of a Fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person,” and pursuant to section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as
     “... the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more
Page 35 of 64 sequentially numbered pages.

than 25 per centum of the voting securities of any company shall be presumed not to control such company ...”
          The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”). Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.
          Past applications have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Unit Aggregations, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).
          To the extent that there are 20 or fewer holders of Creation Unit Aggregations of a Fund, some or all of such holders will be 5 percent owners of the Fund, and one or more may hold in excess of 25 percent of the Fund, and would therefore be deemed to be affiliated persons of the Fund either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Fund Shares were deemed to be affiliates (e.g., so long as 20 or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with the Fund in return for a Creation Unit Aggregation (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption
Page 36 of 64 sequentially numbered pages.

procedure with a Fund. Furthermore, under other circumstances, one or more holders of Fund Shares might accumulate 5 percent or more of the Fund Shares. Also, the Market Maker for the Fund Shares might accumulate, from time to time, 5 percent or more of the Fund Shares in connection with such Market Maker’s market-making activities. In addition, one or more holders of Fund Shares, or the Market Maker, might from time to time accumulate in excess of 25 percent of the Fund Shares and such persons would therefore be deemed to be affiliated persons of the Fund under Section 2(a)(3)(C). The Applicants request an exemption to permit in-kind purchases and redemptions by persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following: (1) holding 5 percent or more, or more than 25 percent, of the outstanding Fund Shares; or (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5 percent or more, or more than 25 percent, of the shares of one or more Affiliated Funds.
          Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Fund Shares in Creation Unit Aggregations.
          Both the deposit procedures for “in-kind” purchases of Creation Unit Aggregations and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 15 or 1,500 Creation Unit Aggregations exist. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Securities currently held by the Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above.
          Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the
Page 37 of 64 sequentially numbered pages.

Fund’s objective. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objective and with the general purposes of the Act. Applicants believe that "in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Fund Shares. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.
          For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of the Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Page 38 of 64 sequentially numbered pages.

D. Exemption from the Provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act Pursuant to Section 12(d)(1)(J)
          Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3 percent of the total outstanding voting stock of the acquired company, more than 5 percent of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10 percent of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the
Page 39 of 64 sequentially numbered pages.

sale will cause the acquiring company to own more than 3 percent of the acquired company’s voting stock, or if the sale will cause more than 10 percent of the acquired company’s voting stock to be owned by investment companies generally.
          Applicants request an order under Section 12(d)(1)(J) of the Act, exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants request the exemption to permit management investment companies (“Investing Management Companies”) and unit investment trusts (“Investing Trusts, and collectively with Investing Management Companies, “Investing Funds”) registered under the Act that are not sponsored or advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire Fund Shares beyond the limits of Section 12(d)(1)(A). Investing Funds do not include the Funds.
          In addition, Applicants request an order that would permit the Distributor and any brokers or dealers that are registered under the Exchange Act (“Brokers”) to knowingly sell Fund Shares to an Investing Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of Section 12(d)(1)(B).
          To ensure that Investing Funds comply with the terms and conditions of the requested relief from Section 12(d)(1) of the Act, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a written agreement with the Fund regarding the terms of such Investing Fund’s investment (“Participation Agreement”). The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the order requested herein only to invest in the Fund and not in any other investment company. Each Investing Management
Page 40 of 64 sequentially numbered pages.

Company will be advised by an investment advisor within the meaning of Section 2(a)(20)(A) of the Act (the “Investing Fund Advisor”) and may be sub-advised by one or more investment advisor within the meaning of Section 2(a)(20)(B) of the Act (each, an “Investing Fund SubAdvisor”). Any Investing Fund Advisor or Investing Fund SubAdvisor will be registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor (“Sponsor”). Applicants are also seeking relief from Sections 17(a)(1) and 17(a)(2) to permit each Fund to sell its Fund Shares to, and redeem its Fund Shares from, an Investing Fund when the Fund is an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund.
          Applicants submit that the proposed conditions to the requested relief, including the requirement that Investing Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and 12(d)(1)(B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.
          The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J):
the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.14

[14]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

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          Applicants submit that the proposed conditions to the relief requested in this Application adequately address the concerns underlying the limits in Section 12(d)(1)(A) and 12(d)(1)(B) as applicable to Investing Funds, and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.15
          Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.16 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.17 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.18
          Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).19 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The

[15]	Id.

[16]	House Hearings, 76th Cong., 3d Sess. at 113 (1940).

[17]	Hearings on S. 3580 before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[18]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

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Commission identified these abuses in its 1966 Report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”).20
          Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.
          Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds enter into a Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). Condition 7 limits the ability of an Investing Fund’s Advisory Group or Investing Fund’s SubAdvisor Group to control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Advisor, a Sponsor, any person controlling, controlled by, or under common control with an Investing Fund Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by an Investing Fund Advisor or Sponsor, or any person controlling, controlled by, or under common control with an Investing Fund Advisor or Sponsor. For purposes of this Application, an “Investing Fund’s SubAdvisor Group” is defined as any Investing Fund SubAdvisor, any person controlling, controlled by or under common control with the Investing Fund SubAdvisor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund SubAdvisor or any person controlling, controlled by or under common control with the Investing Fund SubAdvisor.

[19]	See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

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          Condition 8 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and a Fund or a Fund Affiliate. An “Investing Fund Affiliate” is defined as an Investing Fund Advisor, Investing Fund SubAdvisor, Sponsor, promoter, or principal underwriter of an Investing Fund and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment advisor, promoter or principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.
          Conditions 8, 9, 10, 12, 13 and 14 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund SubAdvisor, employee, or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund SubAdvisor, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
          With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under Condition 16, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the

[20]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R., Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966).

Page 44 of 64 sequentially numbered pages.

meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of a Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
          Also, in addition to Condition 16 discussed above, Conditions 11 and 17 of the requested order are designed to prevent unnecessary duplication or layering of sales loads and other costs. Except as provided in Condition 11, the Investing Fund Advisor, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, in connection with the investment by the Investing Fund in the Fund. Condition 17 prevents any sales loads or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund or funds set forth in Conduct Rule 2830 of the National Association of Securities Dealers (“NASD”).21
          In addition, Applicants submit that Condition 18 addresses concerns over meaninglessly complex arrangements. Under Condition 18, no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except as permitted pursuant to Rule 12d1-1.

[21]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.
Page 45 of 64 sequentially numbered pages.

Applicants also note that a Fund may choose to reject a direct purchase by an Investing Fund. To the extent that an Investing Fund purchases Fund Shares in the secondary market, the Fund would still retain its ability to reject purchases of Fund Shares made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).
          Applicants submit that the proposed conditions to the requested relief, including the requirement that Investing Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.
     E. Sections 17(a), 17(b) and 6(c) of the Act
          Applicants are seeking relief from Section 17(a) of the Act for any transaction in Creation Unit Aggregations directly between a Fund and any Investing Fund and for any in-kind transactions that would accompany such Creation Unit Aggregation transactions. Although Applicants believe that most Investing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from a Fund, an Investing Fund might seek to transact in Creation Unit Aggregations directly with a Fund that is an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund.
          Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5 percent
Page 46 of 64 sequentially numbered pages.

or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling controlled by, or under common control with, such other person. An Investing Fund relying on the requested order could own 5 percent or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Investing Fund. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Fund Shares to and redeeming Creation Unit Aggregations from an Investing Fund and engaging in any accompanying in-kind transactions.
          Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
          Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with an Investing Fund, Applicants also seek relief under Section 6(c). As mentioned above, Applicants believe that most Investing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from a Fund.
          Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an
Page 47 of 64 sequentially numbered pages.

investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
          Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.
          First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Creation Unit Aggregations directly from a Fund will be based on the NAV of the Fund in accordance with the policies and procedures set forth in the Fund’s Prospectus.22
          Second, the proposed transactions directly between the Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Unit Aggregations by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The Participation Agreement will require any Investing Fund that purchases Creation Unit Aggregations directly from a Fund to represent that the purchase of Creation Unit Aggregations from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The proposed transactions also will be consistent with the policies of each Fund.
          Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Fund Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[22]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Fund Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Fund Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

Page 48 of 64 sequentially numbered pages.

V. Express Conditions to this Application
     Applicants agree that any order granting the requested relief will be subject to the following conditions:23

1.	Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, the Fund Shares are issued by the Funds, which are registered investment companies, and the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Participation Agreement with the Fund regarding the terms of the investment.

2.	As long as a Fund operates in reliance on the requested order, its Fund Shares will be listed on an Exchange.

3.	The Funds will not be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only.

4.	The websites maintained for the Funds, which are and will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis: (a) the

[23]	See footnote 5, supra.

Page 49 of 64 sequentially numbered pages.

prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

5.	Each Fund’s Prospectus and annual report will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.
6.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.
          The Applicants agree that any order of the Commission granting the requested relief from Section 12(d)(1) will be subject to the following conditions:
7.	The members of an Investing Fund’s Advisory Group will not control (individually
Page 50 of 64 sequentially numbered pages.

or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund’s SubAdvisor Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Fund Shares, an Investing Fund’s Advisory Group or an Investing Fund’s SubAdvisor Group, each in the aggregate, becomes the holder of more than 25 percent of the Fund Shares, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to an Investing Fund’s SubAdvisor Group if the Investing Fund SubAdvisor or a person controlling, controlled by, or under common control with the Investing Fund SubAdvisor acts as the investment advisor within the meaning of Section 2(a)(20)(A) of the Act.

8.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

9.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund’s Advisor and any Investing Fund SubAdvisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.	Once an investment by an Investing Fund in Fund Shares exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors of a Fund (“Board”), including a majority of directors who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested Board members”), will
Page 51 of 64 sequentially numbered pages.

determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).
11.	An Investing Fund Advisor or a Trustee or Sponsor of an Investing Trust will waive fees otherwise payable to it by the Investing Management Company or Investing Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by the Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor or Trustee or Sponsor to the Investing Trust or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor by the Fund, in connection with the investment by the Investing Management Company or Investing Trust in the Fund. Any Investing Fund SubAdvisor will waive fees otherwise payable to the Investing Fund SubAdvisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund SubAdvisor, or an affiliated person of the Investing Fund SubAdvisor, other than any advisory fees paid to the Investing Fund SubAdvisor or its affiliated person by a Fund, in connection with the investment by the Investing Management Company in a Fund
Page 52 of 64 sequentially numbered pages.

made at the direction of the Investing Fund SubAdvisor. In the event that the Investing Fund SubAdvisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
12.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment advisor to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

13.	The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchase of securities by a Fund in an Affiliated Underwriting once an investment by the Investing Fund in the Fund Shares exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things : (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

14.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any
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modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in Fund Shares exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or material upon which the Board’s determinations were made.
15.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Investing Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisors, and the Trustee and Sponsor of an Investing Trust, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

16.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition
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to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These finding and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
17.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

18.	No Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except as permitted pursuant to Rule 12d1-1.
VI. Names and Addresses
     The following are the names and addresses of Applicants:
A.	OOK, Inc.

Attn: Gary Pinkston One Leadership Square, Suite 200 211 North Robinson Oklahoma City, OK 73102

TXF Funds, Inc.

Attn: Gary Pinkston One Leadership Square, Suite 200 211 N. Robinson Oklahoma City, OK 73102

OOK Advisors, LLC

Attn: Gary Pinkston One Leadership Square, Suite 200 211 North Robinson Oklahoma City, OK 73102

ALPS Distributors, Inc.

Attn: Tané T. Tyler 1290 Broadway, Suite 1100
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Denver, Colorado 80203
     All questions concerning this Application should be directed to the persons listed on the facing page of this Application.
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VII. Authorization and Signatures
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Sixth Amended and Restated Application dated August 25, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Keith Geary is authorized to sign and file this document on behalf of OOK, Inc., TXF Funds, Inc. and OOK Advisors, LLC as advisor to OOK, Inc. and TXF Funds, Inc., pursuant to the general authority vested in him as President.

OOK, Inc.
By:	/s/ Keith Geary
Keith Geary, President
Dated: August 25, 2009

TXF Funds, Inc.
By:	/s/ Keith Geary
Keith Geary, President
Dated: August 25, 2009

OOK Advisors, LLC
By:	/s/ Keith Geary
Keith Geary, President
Dated: August 25, 2009

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VIII. Authorization and Signatures
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Sixth Amended and Restated Application dated August 25, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant is authorized to sign and file this document on behalf of ALPS Distributors, Inc., as Distributor for OOK, Inc. and TXF Funds, Inc., pursuant to the general authority vested in him as President.

ALPS Distributors, Inc.
By:	/s/ Thomas A. Carter
Thomas A. Carter President

Date: August 25, 2009

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Verification of Application and Statement of Fact

State of Oklahoma	)
	)	ss.
County of Oklahoma	)
     In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Sixth Amended and Restated Application dated August 25, 2009 for an order, for and on behalf of OOK, Inc., TXF Funds, Inc. and OOK Advisors, LLC, that he is President of such companies, and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Keith Geary
Keith Geary, President

     Subscribed and sworn to before me, a notary public, this 25th day of August, 2009.

Yolanda Williams
Notary Public

My commission expires: 11-06-12
Commission number: 00018299
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Verification of Application and Statement of Fact

State of Colorado	)
	)	ss.
County of Denver	)
     In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Sixth Amended and Restated Application dated August 25, 2009 for an order, for and on behalf of ALPS Distributors, Inc., that he is President of such company, and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter

     Subscribed and sworn to before me, a notary public, this 25th day of August, 2009.

Palak H. Patel
Notary Public

My commission expires: 9-17-09
Commission number: N/A
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IX. APPENDIX A — Detailed Discussion of the SPADE® Oklahoma Index
     The SPADE® Oklahoma Index was developed by ISBC/SPADE® Indexes LLC (the “Index Administrator”) and licensed to OOK, Inc. for use in an exchange traded fund and related ETF options products.
     The component stocks are selected by the Index Administrator and the SPADE® Oklahoma Index is compiled, maintained and calculated without regard to the Advisor, any Sub-Advisor, or Distributor. The Index Administrator has no obligation to take the specific needs of the Advisor, any Sub-Advisor or Distributor into account in the determination and calculation of the SPADE® Oklahoma Index.
     As of December 31, 2008, the SPADE® Oklahoma Index included 28 companies with a market capitalization range of between approximately $170 million and $29 billion.
Index Methodology
     The SPADE® Oklahoma Index is a modified market capitalization weighted index comprised of publicly traded companies that seek to measure the price and yield performance of companies that (a) have their corporate headquarters or principal place of business in Oklahoma or that generate a significant portion of their revenue within the State of Oklahoma, and (b) have their shares listed on the New York Stock Exchange (“NYSE”) or quoted on the NASDAQ Securities Market Inc. (“NASDAQ”).
Index Construction
     To be included in the SPADE® Oklahoma Index, companies must meet the following criteria:
     (1) Maintain a minimum $100 million market valuation during the 25 days preceding the initial inclusion date.
     (2) Maintain a minimum $5.00 daily sale price during the 25 days preceding the initial inclusion date.
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     (3) Maintain sufficient liquidity, defined as trading a minimum of 50,000 shares per day or $1 million in trading value on average over the preceding three months.
     Upon meeting the defined rules of the SPADE® Oklahoma Index, companies are added to the index with the exception of new offerings or those companies operating at the rules threshold, which may be delayed by the Index Administrator to insure index continuity.
     Component stocks will typically be removed from the SPADE® Oklahoma Index under the following conditions at the time of rebalancing:
     (1) Total market capitalization falls below $75 million for 25 consecutive trading days.
     (2) Last-reported sale price falls below $3.00 per share.
     The Index Administrator may at any time and from time to time change the number of issues comprising the SPADE® Oklahoma Index by adding or deleting one or more components, or replace one or more issues contained in the SPADE® Oklahoma Index with one or more substitute stocks of its choice, if in the Index Administrator’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the group to which the SPADE® Oklahoma Index relates.
Calculation Methodology
     The SPADE® Oklahoma Index is calculated using a modified market capitalization weighting methodology. The components’ market capitalization weights are modified to conform to asset diversification rules designed to ensure that no company’s stock has a weight greater than 10 percent at the time of balancing, which are applied in conjunction with the scheduled quarterly updates to the SPADE® Oklahoma Index.
Maintenance of the Index
     (1) In the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any shares issued in the acquisition.
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     (2) The Index Administrator may substitute components or change the number of issues included in the SPADE® Oklahoma Index, based on changing conditions in the market or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs and reorganizations.
     (3) In the event of component or share weight changes to the SPADE® Oklahoma Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalizations or other corporate actions affecting a component of the SPADE® Oklahoma Index, the SPADE® Oklahoma Index may be adjusted to ensure that there are no changes to the SPADE® Oklahoma Index level as a result of nonmarket forces.
     (4) For changes in a component’s shares outstanding greater than 5 percent due to a merger, acquisition or spin-off, an adjustment will be made effective after the close on the effective date of the corporate action. Share changes less than 5 percent are made during the scheduled quarterly updates to the SPADE® Oklahoma Index.
Quarterly Updates to the Index
     Changes to the SPADE® Oklahoma Index composition and/or the component share weights in the SPADE® Oklahoma Index typically take effect after the close of trading on the next to last business day of each calendar quarter month (“Rebalance Date”). The components and weights will be determined and announced at the close of trading two days prior to the Rebalance Date. In conjunction with the quarterly review, the share weights used in the calculation of the SPADE® Oklahoma Index are updated based upon current shares.
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X. APPENDIX B — Detailed Discussion of the SPADE® Texas Index
     The SPADE® Texas Index was developed by ISBC/SPADE® Indexes LLC (the “Index Administrator”) and licensed to TXF Funds, Inc. for use in an exchange traded fund and related ETF options products.
     The component stocks are selected by the Index Administrator and the SPADE® Texas Index is compiled, maintained and calculated without regard to the Advisor, any Sub-Advisor, or Distributor. The Index Administrator has no obligation to take the specific needs of the Advisor, any Sub-Advisor or Distributor into account in the determination and calculation of the SPADE® Texas Index.
Index Methodology
     The SPADE® Texas Index is a modified market capitalization weighted index designed to benchmark the largest publicly traded companies in the State of Texas.
     To be included in the eligible universe for the SPADE® Texas Index, companies must meet the following criteria:
     (1) Have their corporate headquarters in Texas.
     (2) Have their shares listed on the New York Stock Exchange (“NYSE”) or quoted on the NASDAQ Securities Market Inc. (“NASDAQ”).
     (3) Maintain a minimum $100 million market valuation during the 25 days preceding the inclusion date.
     (4) Maintain a minimum $5.00 daily sale price.
     (5) Maintain sufficient liquidity, defined as trading a minimum of 50,000 shares per day or $1 million in trading value on average over the preceding three months.
The companies are then ranked by market capitalization and the top companies whose aggregate market capitalizations comprise 90 percent of the aggregate market capitalization of all companies in the eligible universe are selected for the SPADE® Texas Index.
     Upon meeting the defined rules of the SPADE® Texas Index, companies are added to the index with the exception of new offerings or those companies operating at the rules threshold, which may be delayed by the Index Administrator to insure index continuity.
     The Index Administrator may at any time and from time to time change the number of issues comprising the SPADE® Texas Index by adding or deleting one or more components, or replace one or more issues contained in the SPADE® Texas Index with one or more substitute stocks of its choice, if in the Index Administrator’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the group to which the SPADE® Texas Index relates.
Calculation Methodology
     The SPADE® Texas Index is calculated using a modified market capitalization weighting methodology. The components’ market capitalization weights are modified to conform to asset diversification rules, which are applied in conjunction with the scheduled quarterly updates, and are designed to ensure that no company’s stock has a weight greater than 10 percent at the time of balancing.
Maintenance of the Index
     (1) In the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any shares issued in the acquisition.
     (2) The Index Administrator may substitute components or change the number of issues included in the SPADE® Texas Index, based on changing conditions in the market or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs and reorganizations.
     (3) In the event of component or share weight changes to the SPADE® Texas Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalizations or other corporate actions affecting a component of the SPADE® Texas Index, the SPADE® Texas Index may be adjusted to ensure that there are no changes to the SPADE® Texas Index level as a result of nonmarket forces,
     (4) For changes in a component’s shares outstanding greater than 5 percent due to a merger, acquisition or spin-off, an adjustment will be made effective after the close on the effective date of the corporate action. Share changes less than 5 percent are made during the scheduled quarterly updates to the SPADE® Texas Index.
Quarterly Updates to the Index
     Changes to the SPADE® Texas Index composition and/or the component share weights in the SPADE® Texas Index typically take effect after the close of trading on the next to last business day of each calendar quarter month (“Rebalance Date”). The components and weights will be determined and announced at the close of trading two days prior to the Rebalance Date. In conjunction with the quarterly review, the share weights used in the calculation of the SPADE® Texas Index are updated based upon current shares.
XI. APPENDIX C — Description of the Initial Funds Index Provider
     SPADE® Indexes develops, maintains, and licenses proprietary and custom sector and regional indexes for use as benchmarks and as the basis of investment products such as exchange traded funds. Following index industry best practices, SPADE® Indexes relies on passive index methodologies designed to offer unbiased benchmarks. Through its partners and the New York Stock Exchange, values are distributed to major real-time and end-of-day market data vendors and published in financial publications and websites. In addition, the firm has consulted and assisted other ETF providers in analyzing the exchange traded fund marketplace.
     SPADE® Indexes is a division of the ISBC LLC, a private Maryland-based company independent of the broker/dealer community that specializes in independent research and analysis. The firm’s principal, Scott Sacknoff, is a former venture capitalist who is responsible for managing each of the SPADE® indexes. In his nearly 20-year career, Mr. Sacknoff has launched several entrepreneurial companies, advised firms and government agencies, developed strategic plans, analyzed markets, and performed due diligence on thousands of proposals. He has been actively involved with analyzing the ETF marketplace since 2004.
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